Exhibit (c)(2)

AUGUST 2004 Confidential	Discounts for Lack of Marketability Discussion Materials

Houlihan Lokey Howard & Zukin Investment Banking Services 685 Third Avenue, 15th Floor New York, New York 10017 212-497-4100 www.hlhz.com

Los Angeles New York Chicago San Francisco Washington D.C. Minneapolis Dallas Atlanta London

Houlihan Lokey Howard & Zukin Capital
Project Daytona

i

Executive Summary

DISCLAIMER

•      This document concerning discounts for lack of marketability has been prepared for the exclusive use of the Special Committee of Daytona.

•      Although certain general information regarding discounts is provided herein, including summaries of various studies and factors that affect discounts, we have no opinion and make no recommendation as to what discount, if any, might be applicable or appropriate in any particular transaction or circumstances.

•      Houlihan Lokey’s valuation analysis of Daytona, provided separately to the Committee, was performed on an enterprise (controlling interest) basis and did not incorporate any discounts for lack of marketability or minority interest.

OVERVIEW

•      Discounts for lack of marketability may be applicable in circumstances where securities are not marketable due to regulatory or contractual restrictions. Additionally, a discount might be applicable when market conditions prevent or severely restrict marketability. A related concept is a blockage discount, which may be applied in valuing large blocks of stock relative to the float or average daily trading volume of a stock.

•      Numerous studies have been performed of discounts for lack of marketability.  In general, most of the studies have analyzed discounts observed in securities with two year restrictions on marketability imposed by legal or regulatory restrictions.  Other data on discounts can be gleaned from court cases and sales of interests in real estate partnerships in the secondary market. The results of these studies have been used to analyze discounts applicable in a broader variety of situations.

•      In determining an appropriate discount for a particular security or purpose, it is important to compare the nature of the historical study and the restrictions on marketability of the securities analyzed in the study, with the nature of the restriction on marketability of the subject securities.  In addition, factors affect discounts identified by the studies should be considered.

•      The studies discussed in this document showed discounts for lack of marketability in ranges as follows:

Study	Median Discount
Empirical Studies (pg. 6-18)	26%

Court Cases (pg. 19-23)	25%

Secondary Real Estate Partnership Sale (pg. 24-27)	27.5%

SUMMARY – GENERAL CHARACTERISTICS AND IMPACTS ON DISCOUNT

•      Many factors impact the overall size of a marketability discount, including financial and disclosure items.  For example, historical earnings stability and growth generally leads to more dependable cash flow and more marketable shares, therefore a lower discount.

Factors Analyzed	Assessment of Consideration(1)	Impact on Discount
Historical Financial Performance	Good	Lowers
Economic Outlook of Company	Good	Lowers
Company Position in Industry	Good	Lowers
Volatility of Assets & Earnings	High	Raises
Company Management	Good	Lowers
Diversity of Assets	Low	Raises
Financial Leverage of Business	Low	Lowers
Size of Underlying Entity	Small	Raises
Size of Subject Block	Very Small / Very Large	Higher
Glamour of Entity	Yes	Lowers
Restrictions on Transferability	Yes	Raises
Holding Period of Stock	Longer	Raises
Put Option of Shares / Redemption Policy	Yes	Lowers
Number of Potential Purchasers	Low	Raises
Growth Prospects	Low	Raises
Availability of Financial Data	Limited	Raises
Access to Capital Marketplace / Likelihood of Liquidity Event	Low	Raises
Security Yield	High	Lowers

(1)  The Assessment of Consideration column includes general characteristic, no specific assessment of Daytona has been concluded.

Overview of Lack of Marketability Discounts

OVERVIEW

A discount for lack of marketability captures the diminution in value attributable to a nonmarketable security relative to its value on a fully marketable basis.  In its Revenue Ruling 77-287 (“RR77-287”), the Internal Revenue Service provides guidelines for the valuation of securities restricted under federal securities laws, focusing primarily on the issue of marketability discounts.  The difference in investment attractiveness between a nonmarketable security and a marketable security may, as RR77-287 suggests, be attributed to:

•      the risk that the underlying value of the security will change in a way that, absent the restriction provisions, would have prompted a decision to sell; and

•      the risk that the contemplated means of legally disposing of the security may not materialize.

Accordingly, it is accepted valuation practice to price a nonmarketable security at a discount to the price at which the same security would trade in a liquid market.

We’ve studied the following analyzes to better understand lack of marketability discounts:

•      An independent restricted stock study

•      Empirical restricted stock and pre-IPO discount studies, reports, and analyses

•      Review of court cases

•      Review of secondary real estate partnership sales

RESTRICTED STOCK ANALYSIS

By definition, restricted stock has limitations on transferability. As a result, interests in restricted stock of public companies lack the inherent liquidity of publicly traded securities and are thus less attractive investments. Accordingly, it is accepted valuation practice to discount the value of such illiquid interests to reflect this disparity. There are several methods for determining the appropriate discount for lack of marketability for a restricted security. The following sections discuss such methods in more detail.

EMPIRICAL STUDIES

Numerous empirical studies on marketability discounts for restricted stock have been conducted during the past 30 years. The table below summarizes the results of 17 of the most commonly referenced studies.

Lack of Marketability Discount Studies

Year	Study	Number of Transactions	Median Discount
2003	Houlihan Lokey (transactions 4/29/97 to 6/26/03)*	324	8%
2003	Houlihan Lokey (transactions pre 4/29/97)	121	17%
2000	Columbia Financial (transactions 4/29/97 to 12/31/98) *	15	9%
2000	Columbia Financial (transactions pre 4/29/97)	23	14%
2000	Emory (Pre-IPO)	283	52%
1999	Munroe, Park & Johnson	72	20%
1998	Management Planning	60	26%
1994	FMV Opinions (Hall/Polacek)	100+	23%
1993	Willamette (Pre-IPO)	879	52%
1992	UCLA	44	24%
1991	Silber	69	34%
1991	Management Planning	31	23%
1984	Willamette	33	31%
1983	Standard Research (Stryker/Pittock)	28	45%
1973	Moroney	146	34%
1973	Maher	34	33%
1972	Trout	60	34%
1971	Institutional Investor (SEC)	398	24%
1970	Gelman	89	33%
		Median Discount	26%
		Mean Discount	28%

*On April 29, 1997, the holding period on SEC Rule 144 restricted stock was reduced from 2 years to 1 year.

HOULIHAN LOKEY STUDY (2003)

Houlihan Lokey analyzed 445 transactions from January 1991 through June 2003 involving restricted securities of publicly traded companies. The Houlihan Lokey analysis revealed 338 transactions that occurred at discounts to the market prices for the otherwise identical public shares. The transactions were selected by searching the SEC’s database for companies that filed a transaction under SEC Rule 144A. Overall, the price differentials ranged from a 384.9 percent premium to a 99.4 percent discount, with a median discount of 10.3 percent and mean discount of 8.3 percent.

Of the 445 transactions analyzed, 324 occurred on or after April 29, 1997 and thus represented securities subject to only a one-year holding period due to the change in SEC Rule 144.  These 324 transactions reflected a range from a 384.9 percent premium to a 99.4 percent discount, with a median discount of 8.4 percent and a mean discount of 3.7 percent. The 121 transactions prior to April 29, 1997 (reflecting a 2 year holding period) had a median discount of 17.1 percent and a mean discount of 20.9 percent. This multi-time period analysis clearly reflects that discounts are, among other things, positively correlated to the holding period.

In addition, the results of the Houlihan Lokey analysis suggest that the magnitude of the discount is:

•      Negatively correlated with the absolute dollar level of the subject company’s revenues.

•      Positively correlated with the percentage size of the block of restricted securities to be traded, described as a percent of the total common stock outstanding for the subject company.

•      Negatively correlated with the dollar value of the block of restricted securities as represented by the publicly traded price of the subject company.

•      Negatively correlated with the aggregate market value of the subject company as represented by its publicly traded price.

•      Negatively correlated with the profit of the subject company.

•      Negatively correlated with the dividend payout ratio of the subject company.

•      Positively correlated with the length of the restriction period.

COLUMBIA FINANCIAL STUDY (2000)

The Columbia Financial Study, published in the year 2000, studied restricted stock discounts over two time periods.  The first time period analyzed 23 transactions from January 1, 1996 through April 28, 1997 and the second time period analyzed 15 transactions from April 29, 1997 to December 31, 1998.  These 38 transactions reflected the more active restricted stock marketplace subsequent to the SEC Rule 144A amendment in 1990.  This amendment allows qualified institutional investors to trade unregistered securities among themselves without filing registration statements.  In addition, on April 29, 1997 the SEC shortened the holding period requirements contained in Rule 144 to permit the resale of limited amounts of restricted securities by any person from two years to one year.

The range of discounts for the 1996-1997 time period was one percent to 68 percent with a mean discount of 21 percent and a median discount of 14 percent.  The range of discounts for the 1997-1998 time period was zero percent to 30 percent with a mean discount of 13 percent and a median of nine percent.

Additionally, the study analyzed restricted stock discounts filed with the SEC by an acquisitive public company that has used restricted stock to buy firms.  The discounts used by this company prior to April 1997 ranged from 16 percent to 28 percent and was 15 percent subsequent to April 1997.

MUNROE, PARK & JOHNSON (MPJ) (1999)

The MPJ study published in 1999 covered 72 transactions from 1991-1995.  The average discount was 20 percent with a range of a premium of ten percent to a discount of 60 percent.

MANAGEMENT PLANNING, INC. STUDY (1991/1998)

In 1991, Management Planning, Inc. (“MPI”) conducted an analysis of 115 private transactions involving the common stocks of actively traded industrial corporations. Although a few of the transactions occurred at small premiums to the public market prices and several occurred at prices identical to the public market prices, the vast majority of the transactions occurred at discounts to the public market prices. The discounts ranged from one percent to 86 percent, and tended to cluster in the range of 30 percent to 35 percent.

Consistent with the findings of the SEC Study, MPI found that many of the relatively high discounts observed involved the common stocks of companies that were not profitable or had very low revenues. MPI decided to eliminate all transactions involving companies with revenues less than $3,000,000, thereby reducing the study’s population to 31 transactions. Of these 31 transactions, one occurred at a slight premium, one occurred at the market price, and 29 occurred at discounts up to nearly 60 percent. The overall median was a discount of 23 percent.

In 1998, MPI updated the study. MPI conducted an analysis of 60 transactions involving private placements of unregistered shares of common stock of companies which have otherwise identical securities traded in a public market. The 60 selected transactions were obtained by screening all reported private placements between 1980 and 1998 using the following criteria:

•      The company selling stock in a private placement must make its financial statements available to the public.

•      The restricted stock must be equal in all other respects except marketability to the actively traded common stock.

•      Sufficient data on the transaction must be readily available to enable analysis.

•      The publicly traded common stock counterpart must be selling at a price of at least $2 per share.

•      The company must be a domestic corporation.

•      The company must not be characterized as being in a “developmental stage.”

This preliminary search revealed more than 248 private transactions. These transactions were subjected to three additional criteria:

•      The company must not have suffered a loss in the fiscal year preceding the private transaction.

•      Any company defined as a “start-up” company (defined as having revenues less than $3 million, or earnings less than $100,000) was excluded.

•      Any transactions involving securities known to have registration rights were excluded.

These additional criteria reduced the sample from 248 transactions to 60 transactions. All but one of the transactions occurred at a discount from the public market price. The discounts ranged from three percent to 58 percent. The overall median and mean discounts were 26 percent and 27 percent, respectively.

MPI analyzed relationships between several variables and the magnitude of the discounts. This analysis led MPI to the following conclusions:

•      There was some tendency for the private transactions of larger companies (as measured by either revenue or earnings) to have lower discounts than smaller companies.

•      There was only some tendency for the private transactions of companies with stronger growth (as measured by either revenues or earnings) to have lower discounts than companies with slower growth.

•      There was a tendency for private transactions of companies with better price or earnings stability to have lower discounts than those of companies with less stability. Revenue stability proved inconclusive as a factor in this analysis.

•      There was a tendency for higher-priced shares to have lower discounts than lower-priced shares.

•      There was some tendency for higher market capitalization companies to have lower discounts than lower market capitalization companies, although this tendency was not as strong as MPI expected. The impact of size and safety are likely captured in the revenue and earnings variables.

•      Block size (in shares) appeared to influence the magnitude of the discounts although the differential in discounts was small.

•      Two factors dealing with the length of time it would take to sell a block, the dribble out period and the number of weeks trading volume to sell, appear to exhibit some tendency in influencing the size of the discount.

FMV OPINIONS STUDY (1994)

The FMV Opinions Study, published in 1994, analyzed over 100 restricted stock transactions between 1979 and early 1992. The mean lack of marketability discount was 23 percent. The study corroborated the SEC Study conclusions that the size of the discount is often a function of the size of the subject company’s revenues, earnings, and the exchange on which the unrestricted stock was traded. FMV Opinions also noted that the discount for lack of marketability appeared to be influenced by the dollar value of the block of stock, the percentage size of the block being sold, and the market capitalization of the company issuing restricted shares.

UCLA GRADUATE STUDY (1992)

A team of MBA students at the UCLA MBA program performed a study that was completed in early 1992. This study reviewed previous studies conducted in the area of lack of marketability discounts and then analyzed the liquidity discounts on 44 private offerings under SEC Rule 144 between 1980 and 1991 in an attempt to develop a regression equation to explain the results. For these 44 transactions, this study found mean and median lack of marketability discounts of approximately 25 percent and 24 percent, respectively.

The UCLA Graduate Study included most of the transactions included in the Management Planning, Inc. Study and reached similar conclusions. The UCLA Graduate Study indicated that approximately 56 percent of the variability of the liquidity discounts of the 44 transactions could be explained by quantitative factors such as revenues, earnings, share price volatility, length of dribble-out periods, size of block, and state of the stock market. If the sample size were limited to the 39 transactions involving over-the-counter companies, approximately 67 percent of the variability in liquidity discounts could be explained. However, this leaves a significant portion of the observed discounts unexplained, which resulted in no meaningful regression model.

SILBER STUDY (1991)

The Silber Study published in 1991, analyzed 69 private placements of common stock of publicly traded companies from 1981 to 1988. The discounts ranged from a premium of 13 percent to a discount of 84 percent with a mean discount of 34 percent.

WILLAMETTE STUDY (1984)

The study by Willamette Management Associates published in 1984, analyzed 33 private placements of common stock from January 1981 through May 1984, most of which occurred in 1983. The median discount was 31 percent.

STANDARD RESEARCH CONSULTANTS STUDY (1983)

In 1983, Standard Research Consultants conducted a study of 28 private placements of common stock from October 1978 through June 1982. The discounts ranged from seven percent to 91 percent, with a median of 45 percent.

MORONEY STUDY (1973)

In a study published in 1973, Robert Moroney presented the results of his analysis of 146 transactions in restricted securities by ten registered investment companies. The discounts observed in these transactions ranged from three percent to 90 percent (with one transaction at a 30 percent premium), with a mean of 35 percent and a median of 34 percent.

MAHER STUDY (1973)

In 1976, Michael Maher published the results of a study of restricted stock discounts in 34 transactions taking place from 1969 to 1973. He found a mean discount of 35 percent and a median discount by 33 percent.

TROUT STUDY (1972)

Robert Trout studied 60 transactions involving the purchase of restricted stock by mutual funds between 1968 and 1972. He observed an average discount of 34 percent.

SEC STUDY (1971)

The basis for Revenue Ruling 77-287 is the Institutional Investor Study Report (the “SEC Study”), published by the Securities and Exchange Commission in 1971. The SEC Study empirically examined discounts in transactions involving securities that are restricted under Rule 144.

As RR77-287 noted, the magnitude of the discount for restricted securities from the trading price of the unrestricted securities was generally related to the following four factors:

•      Sales.  The results of the study generally indicate that the companies with the lowest dollar amount of sales during the test period accounted for most of the transactions involving the highest discounts, while they accounted for only a small portion of all transactions involving the lowest discounts.

•      Earnings.  Earnings played the major part in establishing the ultimate discounts at which these stocks were sold from the current market price, indicating earnings patterns, rather than sales patterns, determine the degree of risk of an investment.

•      Trading Market.  According to the study, discounts were greatest on restricted stocks with unrestricted counterparts traded over the counter, followed by those with unrestricted counterparts listed on the American Stock Exchange, while the discounts for those stocks with unrestricted counterparts listed on the New York Stock Exchange were the smallest.

•      Resale Agreement Provisions.  In judging the opportunity cost of freezing funds, the purchaser is analyzing two separate factors. The first is the risk that the underlying value of the stock will change in a way that, absent the restrictive provisions, would have prompted a decision to sell. The second factor is the risk that the means of legally disposing of the stock may not materialize. From the seller’s point of view, a discount is justified where the seller is relieved of the expenses of registration and public distribution, as well as the risk that the market will adversely change before the offering is completed.

Most Common Discount Range
By Sales (Dollars in Millions)
100+	10.1 – 20%
20-100	10.1 – 20%
5-20	30.1 – 40%
1-5	30.1 – 40%
0-1	40.1 – 50%
By Earnings (Dollars in Millions)
10+	10.1 – 20%
1-10	10.1 – 20%
0-1	20.1 – 30%
By Exchange
NYSE	10.1 – 20%
ASE	20.1 – 30%
OTC-Reporting	20.1 – 30%
OTC – Nonreporting	30.1 – 40%
Overall Mean Discount	24%

GELMAN STUDY (1970)

Milton Gelman conducted a study in which he analyzed the prices paid by four closed-end investment companies specializing in restricted securities investments. Based on an analysis of 89 transactions between 1968 and 1970, Gelman found both the mean and median discounts to be 33 percent. Furthermore, 59 percent of the transactions were at discounts of 30 percent or more, and 36 percent were at discounts of at least 40 percent.

PRE-IPO STUDIES

Pre-IPO studies analyze the private transaction prices (generally management stock purchases) associated with companies, which subsequently (generally within one year) go public.  The private transaction prices are then compared to the IPO prices to gauge the impact of lack of marketability.

EMORY STUDY (2000)

The Emory Study, published by John D. Emory of Emory Business Valuation, LLC, relates the prices at which private transactions took place within five months before an IPO to the price at which the stock was subsequently offered to the public.  The pre-IPO discounts attempt to gauge the impact of lack of marketability. The study includes 283 transactions in the period from May 1997 through December 2000.  Emory found the discounts for the 283 transactions ranged from a premium of 26 percent to a discount of 94 percent with median and mean discounts of 52 percent and 50 percent, respectively.

WILLAMETTE STUDY (1993)

The Pre-IPO study by Willamette published in 1993, compared transaction prices of 879 private placements of common stock from 1975-1993 to their public offering prices. The median discount was 52 percent and the mean discount was 41 percent.

SUMMARY – EMPIRICAL STUDIES

Empirical studies have shown that minority blocks of “letter stock,” defined as similar in every way to normal publicly traded stock except that letter stock possesses stringent marketability restrictions, typically sell at 8 percent to 35 percent discounts from their nonletter counterparts. Investors in restricted stock, however, expect that one day the restrictions will be removed, that their shares will be fully marketable and that their shares will have value equivalent to that of their registered or unrestricted counterparts following the restructuring period.

It should be noted that the discount, thus derived, does not contain elements of a discount for minority interest because it is measured against the current fair market value of actively traded securities, which are typically minority positions. Therefore, the discount for lack of marketability is applied to the minority interest value of the equity.

The analyses outlined above collectively involved thousands of individual transactions, each with its own set of unique investment characteristics. The usefulness of these transactions is not solely to be found by searching for one or two “comparable transactions” to serve as a basis for selecting an appropriate discount for the subject security, but also by examining all the transactions in the aggregate. By doing so, certain generalizations may be made regarding the factors, which tend to impact the magnitude of the lack of marketability discount applicable in any particular situation. The many factors identified above must be considered and weighed accordingly in order to lend support for moving toward one end or another of the range of commonly observed discounts.  Nonetheless, the courts are increasingly requiring comparison of the restricted stock in question to specific comparable transactions, not to study averages or to court cases.

The magnitude of the discount for lack of marketability can be affected by, among other things:

•      Diversity of assets

•      Volatility of assets

•      Financial leverage of entities

•      Annual dividend payout or cash distribution

•      Marketability of underlying assets

•      Ownership percentage of individuals

COURT CASES

Federal courts have sustained values of non-marketable interests in the equity of closely held companies for federal tax purposes utilizing discounts for lack of marketability in the range of 7.5 percent to 55 percent with a median of 25 percent. A sample of representative court cases involving discounts for lack of marketability are cited as follows:

Lack of Marketability Discount Court Cases

Date	Citation	Description of Asset	Discount
2002	In re Vecto, Inc., N.Y. App. Div. LEXIS 2244, 2002.	Closely held corporation	40%
2002	Estate of Heck v. Commissioner, T.C. Memo 2002-34, 2002.	40% interest in Sterling Holding Co.	25%
2002	Estate of Adams v. Commissioner, T.C. Memo 2002-80, 2002.	62% interest in Waddell Sluder Adams & Co., Inc.	35%
2001	Crowder v. Crowder, 147 N.C. App. 677 (2001).	Closely held corporation	25%
2001	Estate of True v. Commissioner, T.C. Memo 2001-167, 2001.	Various companies	30%
2001	Adams v. United States, 2001 WL 1029522.	25% interest in Taylor Properties	35%
2001	Cerretani v. Cerretani, 2001 N.Y. App. Div., LEXIS 12038, 2001.	25% interest in Miller Aviation, Inc.	30%
2001	Advanced Communication Design, Inc. v. Follett, 2001. Minn App. LEXIS 589 (Minn. Jan. 18, 2000).	Closely held corporation	35%
2001	Estate of Cyril Magnin v. Commissioner, T.C.M. 2001-31, 2001.	Closely held corporation	35%
2000	Estate of Weinberg v. Commissioner, T.C. Memo. 2000-51, 2000.	Limited partnership	20%
2000	Maggos v. Commissioner, T.C. Memo 2000-129, 79 T.C.M. (CCH) 1861,2000.	Redemption of shares to Pepsi-Cola Alton Bottling, Inc.	25%
2000	Dunn v. Commissioner, T.C. Memo 2000-12, 79 T.C.M. (CCH) 1337.	62.96% interest in Dunn Equipment, Inc.	15%
2000	Borgatello v. Commissioner, T.C. Memo. 2000-264, 2000.	Real estate holding company	33%

Date	Citation	Description of Asset	Discount
2000	Cap City Products Co., Inc. v. Louriero, 753 A.2d 1205 (N.J. Super 2000).	80% interest in Cap City Products	25%
2000	Strangi v. Commissioner, 115 T.C. No. 35, 2000.	Family limited partnership	25%
2000	Knight v. Commissioner, 115 T.C. No. 36, 2000.	Family limited partnership	15%
2000	Church, No. SA-97-CA-07740OG, 2000	Family limited partnership with interests in a ranch and marketable securities	15%
1999	Estate of Marmaduke v. Commissioner, TCM 1999-432	22% interest in Hastings Books, Music and Video, Inc.	30%
1999	Desmond, No. 26327-96, (U.S. Tax Ct.), T.C.M. 1999-76	Closely held corporation	30%
1999	Estate of Simplot v. Commissioner, 112 T.C. 130 (1999)	Potato processor ($1.8 billion in revenue) Semiconductor company (publicly traded)	35% to 40%
1998	Estate of Artemus D. Davis v. Commissioner, 110 T.C. 530	Interest in Winn-Dixie Stores	32%
1998	Guido Frezzo, Debtor, No. 97-16286SR, 1998 WL 97425	Mushroom composting company	30%
1997	Estate of Gray T.C.M. 1997-67		15%
1996	Barudin, No. 7156-94, 1996 WL 476679	Real estate partnership	26%
1996	Kosman, No. 27091-93, 1996 WL 104365, 71 T.C.M.	Not disclosed	15%
1996	Freeman, T.C.M. 1996-372	High-technology start-up Company	10%
1996	Wheeler, U.S. D.C., 1996	Not disclosed	25%
1995	Mandelbaum, 1995 WL 350881, 69 T.C.M.	Not disclosed	30%
1995	McCormick, 70 T.C.M. 318 (1995)	Partnership	20% to 22%
1995	Ford, 1995 No. 94-2825, 53 F. 3d 924	Not disclosed	10%
1995	Frank, Nos. 15103-92, 15104-92, 1995 WL 131517, 69 T.C.M.	Closely-held corporation	30%
1995	Trenchard, Nos. 20669-93, 20849-93, 1995 WL 121432, 69 T.C.M.	Farmland property	40%

Date	Citation	Description of Asset	Discount
1995	Tofte v. Tofte, No. 92C 34646; CA A84225, 134 Or. App. 449	Family-owned corporation	35%
1995	Maxi Cohen, 636 N.Y.S. 2d 994 (Supreme Ct., New York County)	Closely-held corporation	25%
1994	Saltzman, Nos. 16723-91, 19402-91, 19403-91, 27653-91	Investment portfolio and film rights	25%
1994	Luton, No. 23339-91, 1994 WL 589560, 68 T.C.M.	Ranch, duck-hunting preserve, note receivable	15%
1994	Lauder, No. 21525-87, 1994 WL 571097, 68 T.C.M.	Not disclosed	40%
1994	Simpson, Nos. 16581-91, 16582-91, 1994 WL 184404, 67 T.C.M.	Not disclosed	10%
1994	Lehman v. Piontkowski, 203 A.D.2d 257, 609 N.Y.S.2d 339	Medical practice	25%
1993	Estate of Hutchens, Nos. 1453-89, 1454-89, 1455-89, 12081-90	Family-owned corporation	10%
1993	Lefrak, No. 20525-86, 1993 WL 470956, 66 T.C.M.	Real estate	10%
1993	Jung, No. 20221-88, 101 T.C. 412	Family-owned corporation	35%
1993	Bennett, No. 8052-89, 1993 WL 19591, 65 T.C.M.	Real estate holding and management company	15%
1993	Schorer v. Schorer, No. 92-1036, 177 Wis. 2d 387, 501 N.W. 2d 916	Closely-held agricultural corporation	20%
1992	Mueller, No. 2733-90, 1992 WL 103658, 63 T.C.M.	Not disclosed	7.5%
1991	Campbell, No. 7272-86, 1991 WL 260724 (U.S. Tax Ct.)	Family-owned corporation with operating assets and land holdings	30% to 35%
1991	Estate of Berg, 61 T.C.M. (CCH) 2949 (1991), 976F.2d 1163	Corporation	10%
1989	Estate of Winkler, v. Commissioner, 1989 WL 47983	Petroleum distribution company	25%
1989	Estate of Neff, 57 TCM 669 (1989)	Not disclosed	10%

Date	Citation	Description of Asset	Discount
1985	Estate of Gillet, TCM 1985-394	Operating assets	15%
1985	Estate of Gallo, TCM 1985-363	Wine producer	36%
1979	Estate of Piper, 72 TC 88 (1979)	Non-diverse investment company	35%
1974	Estate of Heckscher, 63 TC 485 (1974)	Closely-held investment company	26%
1974	Gallun, TCM 1974-284	Closely-held leather tanning company and investment company	55%
1974	Bollenbach, TCM 1974-270	Personal holding company	15% to 20%
1974	Estate of Thalheimer, TCM 1974-31	Operating and investment company	34% to 37%
1974	Estate of Cotchett, TCM 1974-31	Closely-held investment company	34%
1973	Estate of Hayes, TCM 1973-236	Coca Cola bottling business	25%
1969	Estate of Maxcy, 28 TCM 783 (1969)	Citrus fruit business	15%
1962	Central Trust, 305 F. 2d 393 (Ct. Cls., 1962)	Closely-held manufacturer of retail containers	18%
1959	Bader, 172 F. Supp. 833 (DC Ill., 1959)	Closely-held grain, feed and elevator business	10%
	Median Discount		25%
	Mean Discount		25%

SUMMARY – COURT CASES

Each court case had its specific fact patterns, which led to a marketability discount.  While these court cases have median and mean discounts of 25 percent, we did not utilize them in quantifying the appropriate discount for the subject securities.  Rather, these cases support the rationale for marketability discounts.

SECONDARY REAL ESTATE PARTNERSHIP SALES

The Partnership Spectrum, a publication of Partnership Profiles, Inc., conducts price-to-value discount analyses for real estate partnerships traded in the secondary market.  The publication has conducted this study annually for almost a decade.  The most current study published in the May/June 2002 issue of the publication, features 70 partnerships owning real estate assets ranging from debt-free shopping centers to debt-laden apartment complexes.

The partnerships included in the study are publicly registered with the Securities and Exchange Commission, but are not publicly traded on any recognized securities exchange.  Instead, units of the partnerships are bought and sold in the so-called limited partnership secondary market.  This market is comprised of 10 to 12 independent securities brokerage firms that act primarily as intermediaries in matching buyers and sellers of units in non-listed partnerships of all types.

In this price-to-value discount study, the value of the partnership unit is either based on an annual third party fair market value appraisal or estimate by the general partner.  The most recent unit values reported for the sample 70 partnerships were then compared to the weighted average prices at which investors purchased units in these partnerships in the partnership secondary market during the 12 months period ending May 2002.  The study incorporates 271 actual purchase transactions.  The 70 partnerships in the study were grouped into six categories.  A description of the groups and the average discount and distribution yield for each group of partnerships is provided in the table below.  Because the unit values likely reflect a controlling interest value and the purchase prices reflect a minority semi-marketable price, the discounts summarized below reflect both a minority discount and partial lack of marketability discount.

Partnership Category	# of Partnerships	Average Discount	Average Yield

Equity – Distributing (low or no debt)	18	16%	8.6%
Equity – Distributing (moderate to high debt)	14	26%	6.5%
Equity – Non-Distributing	5	32%	0%
Undeveloped Land	3	35%	0%
Triple-Net-Lease	23	19%	10.5%
Insured Mortgages	7	19%	13.6%

EQUITY – DISTRIBUTING

The partnerships in this category consistently pay cash distributions and have historically been the bulk of secondary market trading volume involving real estate partnerships.  The 18 partnerships in this category that are either debt-free or utilize low levels of debt financing traded at an average discount of 16 percent and an average cash distribution of 8.6 percent.  The 14 partnerships in this group that employ moderate-to-high levels of debt financing traded at an average discount of 26 percent and had a cash distribution yield of 6.5 percent.  As a whole, the 32 partnerships in this group traded at an average discount of 21 percent

EQUITY – NON-DISTRIBUTING

The real estate partnerships that traded at the highest average discount were generally those that did not pay any operating cash distributions.  This situation is typically due to high debt levels combined with significant property improvement needs.  The average discount for the 5 partnerships that comprise this group is 32 percent.  Discounts among partnerships in this group can vary significantly, depending upon a partnership’s prospects for resuming operating distributions in the near future.

UNDEVELOPED LAND

The 3 partnerships in this group were formed to invest in undeveloped land on an all-cash basis.  The objective of these partnerships is to enhance the value of their land through pre-development activities.  The partnerships pay cash dividends as parcels are sold; assuming proceeds are not needed to fund pre-development costs at other parcels.  The discounts for these partnerships fall in a range of 30 percent to 44 percent with an overall average of 35 percent.

TRIPLE-NET-LEASE

All or substantially all of the real estate properties owned by the 23 partnerships in this group are net-leased to tenants pursuant to long-term lease agreements, whereby the lessees are required to pay all insurance, taxes and day-to-day maintenance expenses associated with the properties.  Such partnerships trade at a relatively low discount because they typically pay high cash distributions on a very predictable basis.  The average discount for triple-net-lease partnerships is 19 percent and the average distribution yield is 10.5 percent.

INSURED MORTGAGE PROGRAMS

Substantially all of the real estate assets owned by the 7 programs in this group consist of mortgage loans and/or mortgage backed securities secured by multi-family apartment complexes, whereby payment of principal and interest is substantially guaranteed by the federal government or an agency thereof.  These debt-free partnerships consistently pay cash distributions, and because their mortgage loans are insured, they trade at the lowest discount among the various categories of real estate partnerships.  The partnerships in this group traded at an average discount of 19 percent and offered an average cash distribution yield of 13.6 percent.

SUMMARY – SECONDARY REAL ESTATE PARTNERSHIP SALES

Since the subject securities are low yielding securities and the subject company has some level of debt, Houlihan Lokey focused its analysis on the partnership categories that pay either no or nominal cash distributions with moderate levels of debt.  As such, Equity – Non-Distributing Partnerships and Equity Distributing (moderate to high debt) were considered most comparable.  Houlihan Lokey determined the appropriate discount level of these relevant partnerships at a range of 25 to 30 percent (with the midpoint of 27.5 percent selected).  Because the partnerships units represent a minority position within the partnerships and because the units trade on a secondary market, the overall average discount is comprised of both a semi-marketability discount and a minority discount.  In order to derive the marketability discount, Houlihan Lokey subtracted an appropriate minority discount from the overall average discount.

Houlihan Lokey calculated an appropriate minority discount of 5 percent based on a discount analysis of comparable closed- end funds.  Based on this analysis, the marketability discount of the most comparable real estate partnership units trading on secondary markets is approximately 23.7 percent as follows:

Undiscounted Value	100
Minority Discount (5%)	(5)
Minority Value	95
Marketability Discount (23.7%)	(22.5)
Nonmarketable Minority Value	72.5
Total Discount	27.5%

Summary of Lack of Marketability Discounts

MARKETABILITY DISCOUNT ANALYSES

As discussed previously, there are several factors which impact the level of marketability discounts associated with a subject security.  Some of the relevant issues are addressed below.

HISTORICAL FINANCIAL PERFORMANCE

Investors are more comfortable with a buy and hold strategy when past performance has been good.  Earnings stability and growth generally lead to more dependable cash flow and more marketable shares.

ECONOMIC OUTLOOK OF COMPANY

Similar to positive historical performance, a positive economic outlook for a company makes the company more attractive to potential investors. The more optimistic a company’s future outlook, the easier the company will be to sell or refinance; and therefore, the lower the discount.

COMPANY POSITION IN INDUSTRY

If a company has a dominant position in its industry, it is generally considered more marketable.

VOLATILITY OF ASSETS AND EARNINGS

Investors desire liquidity to gain flexibility in unpredictable markets.  Frequently, when investors desire liquidity the most, asset values may be at depressed levels.  Consequently, the more volatile the assets or business, the higher the discounts.

COMPANY MANAGEMENT

Investors gravitate towards known and quality management expertise.  Businesses that have successful management are more likely to be maximizing investor returns and thus warrant smaller discounts.  If management expertise is more unknown or unproven, the company is perceived as more risky and thus may warrant a higher discount relative to its better-managed counterparts.

DIVERSITY OF ASSETS

Diversification of revenue generating assets limits earnings volatility and risk.  The more diversified an entity’s operations, the less potential for material adverse investment results which are not desirable, especially for illiquid investments.  Accordingly, the more diverse the revenue generating assets of a company the lower the marketability discount.

FINANCIAL LEVERAGE OF BUSINESS

Leverage can increase an investor’s potential return as well as financial risk.  Substantial leverage can increase volatility to the equity holders, and thus will generally necessitate an increase the marketability discount.

SIZE OF UNDERLYING ENTITY

Size of the entity being valued is an important element in the overall consideration of value.  Generally, the larger the entity, the more diversified its assets, products, services, etc., and the more professionally managed the business.  Bigger entities typically have less overall risk.  Furthermore, larger entities are generally more easily sold or financed against, consequently justifying lower discounts.

SIZE OF SUBJECT BLOCK

The size of the block being analyzed can have significant impact on levels of marketability discounts.  Extremely large blocks can be prohibitive to marketability and may limit the number of potential buyers.  Conversely, extremely small blocks can be too small to warrant investor attention and have high relative transaction costs.

GLAMOUR OF ENTITY

Assets with well-known glamour or high-end brand names tend to have lower discounts.

RESTRICTIONS ON TRANSFERABILITY

Restrictions on transferability are generally specific to a company.  Such restrictions are usually outlined in the shareholder agreement.  Restrictions may limit the number of potential buyers, and thus necessitate a larger discount relative to unrestricted shares.  Shareholder agreements must be analyzed to assess such restrictions.

HOLDING PERIOD OF STOCK

The longer an investor has to wait for his return, the higher the required rate of return.  Furthermore, the longer an investor is precluded from selling their security, the higher the required rate of return.  Consequently, long restriction times warrant higher discounts.  However, because investors are more concerned about short-term or near-term events versus longer-term events, investors place a diminishing concern about liquidity as restriction time is extended.  Said differently, investors will require a greater discount to have an illiquid security for five years than the incremental discount associated with the security’s further illiquidity for the next five years.

PUT OPTION OF SHARES/REDEMPTION POLICY

As discussed previously, investors do not like illiquid securities because of their inability to easily sell a security when they desire, especially during times of poor performance.  The existence of a redemption policy is viewed positively by a potential investor, especially if such a repurchase program will allow the investor to redeem his shares on a favorable basis at any time in the future.  Therefore, if a company has an active redemption policy, the discount will be lower.

NUMBER OF POTENTIAL PURCHASERS

Typically, the larger the pool of potential purchasers, the lower the discount, since a larger pool provides more assurance that a buyer exists.

GROWTH PROSPECTS

Good growth prospects positively impact a company’s perception in the market.  Therefore, companies with relatively better growth prospects are associated with lower discounts.

AVAILABILITY OF FINANCIAL DATA

Investors desire access to information or data as a means to limit uncertainty.  Consequently, the more available information or data is regarding an entity or its securities, the lower the discount.

ACCESS TO CAPITAL MARKETPLACE/LIKELIHOOD OF LIQUIDITY EVENT

Ready access to the capital marketplace or the high likelihood of a liquidity event such as an IPO or merger, typically translates into a lower discount.

SECURITY YIELD

The fair market value of any asset is the present value of all of its future cash flows.  Due to the uncertainty of the future, securities that have a high current return (i.e., yield) generally have lower discounts because the investor is obtaining a reasonable return during the restricted period.  Furthermore, investors achieve a higher level of predictability in high yielding or quick payback investments.  Consequently, high yielding assets reduce the necessity to have complete liquidity and thus result in lower discounts.